EXHIBIT 12

           STATEMENT REGARDING COMPUTATION OF RATIOS



                                         1996      1995      1994
Pre-tax earnings                        $  435    $  740    $  794

Total fixed charges:

     Interest on notes payable             109       123        93
               Total                    $  544    $  863    $  887

Fixed charges                           $  109     $ 123    $   93

Ratio of earnings to fixed charges     499.08%   701.62%   953.76%